SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 29, 2001.

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ______________________ to _______________________

Commission file number 1-11657
A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:  Tupperware Corporation Retirement Savings Plan, 14901 South Orange Blossom Trail, Orlando, Florida, 32837.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Tupperware Corporation, 14901 South Orange Blossom Trail, Orlando, Florida, 32837.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 21, 2002	TUPPERWARE CORPORATION
RETIREMENT SAVINGS PLAN
By: /s/ Thomas M. Roehlk
Thomas M. Roehlk Chairman of Management Committee for Employee Benefits